UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

LDR HOLDING CORPORATION

(Name of Subject Company)

LDR HOLDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Scott Way

Executive Vice President and General Counsel

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

(512) 344-3333

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carmelo M. Gordian

J. Russel Denton

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of LDR Holding Corporation (“LDR”) filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by LH Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Zimmer Biomet Holdings Inc., a Delaware corporation (“Parent”), to purchase all of LDR’s outstanding common stock, par value $0.001 per share (the “Shares”), for a price per Share equal to $37.00 (the “Offer Price”), net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on June 14, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following paragraph as the second paragraph on page 16 of the Schedule 14D-9 under the subsection heading entitled “Background of the Offer”:

“On May 19, 2016, the LDR Board met telephonically with members of LDR management and representatives of Andrews Kurth and BofA Merrill Lynch present. At this meeting, the LDR Board discussed the status of the potential transaction, including due diligence matters and the likely timing for receipt of a draft of the merger agreement.”

•	By adding the following paragraph as the seventh paragraph (following the insertion of the above paragraph) on page 16 of the Schedule 14D-9 under the subsection heading entitled “Background of the Offer”:

“On May 26, 2016, the LDR Board met telephonically with members of LDR management and representatives of Andrews Kurth and BofA Merrill Lynch present. At this meeting, representatives of Andrews Kurth provided the Board with a summary of certain terms of the initial draft of the merger agreement as well as LDR’s response to the initial draft of the merger agreement.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the second paragraph under the subsection heading entitled “Regulatory Approvals—United States Antitrust Compliance” on page 38 of the Schedule 14D-9 as follows:

“LDR and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on June 8, 2016. On June 24, 2016, LDR and Parent received notice that the FTC granted early termination of the applicable waiting period. According to Amendment No. 1 to the Schedule TO filed by Parent and Purchaser and Parent’s press release issued on June 27, 2016, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2016

LDR HOLDING CORPORATION

By:	/s/ Scott Way
Name:	Scott Way
Title:	Executive Vice President, General Counsel, Compliance Officer and Secretary